Exhibit 99.2

BOOKHAM TECHNOLOGY PLC

FIRST QUARTER RESULTS ANNOUNCEMENT

Bookham Technology plc, a leading provider of optical and RF components, subsystems and modules, used in various applications and industries, including telecommunications, will be announcing first quarter results for the period to April 4, 2004 on Wednesday, May 5, 2004.

Enquiries:

Sharon Ostaszewska
Bookham Technology plc
+44 1235 837000